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                             November 12, 2021

       Jason Krantz
       Chief Executive Officer
       Definitive Healthcare Corp.
       550 Cochituate Road
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
5, 2021
                                                            CIK No. 0001861795

       Dear Mr. Krantz:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua
       Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology